UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of March 2017

Commission File Number:  000-29106

GOLDEN OCEAN GROUP LTD.
(Translation of registrant's name into English)

Par-la-Ville Place
14 Par-la-Ville Road,
Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release of Golden Ocean Group Ltd. (the "Company"), dated February 28, 2017, announcing the Company's financial results for the fourth quarter and year ended December 31, 2016.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-211365) filed with the U.S. Securities and Exchange Commission with an effective date of July 21, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDEN OCEAN GROUP LTD.

By: /s/ Per Heiberg
Date: March 1, 2017	Name: Per Heiberg
Title: Principal Financial Officer

Exhibit 1

Year End Financial Information
Golden Ocean Group Limited

Fourth quarter 2016
February 28, 2017

Hamilton, Bermuda, February 28, 2017 - Golden Ocean Group Limited (NASDAQ: GOGL / OSE: GOGL) (the "Company" or "Golden Ocean"), a leading dry bulk shipping company, today announced its results for the fourth quarter and year ended December 31, 2016.

Highlights

•
Reports net income of $6.5 million and earnings per share of $0.06 for the fourth quarter of 2016, an improvement of $33.2 million compared with a net loss of $26.7 million and a loss per share of $0.25 for the third quarter of 2016.

•	Adjusted EBITDA[1] in the fourth quarter was $24.2 million compared with $8.6 million in the third quarter of 2016.
•	Reports net loss of $127.7 million and a loss per share of $1.34 for the full year 2016 compared with a net loss of $220.8 million and a loss per share of $7.3 in 2015.
•
Took delivery of the Capesize newbuilding Front Mediterranean and immediately sold and delivered the vessel to its new owner, resulting in net positive cash flow of $12.7 million in the fourth quarter.

•	Reached agreement with shipyards to defer delivery of ten newbuildings and achieved aggregate price reductions of $15.3 million.
•	Took delivery of two Ultramax newbuildings, Golden Virgo and Golden Libra and two Capesize newbuildings, Golden Surabaya and Golden Savanna subsequent to the end of the fourth quarter.

Birgitte Ringstad Vartdal, Chief Executive Officer of Golden Ocean Management AS commented:
"Freight rates improved during the fourth quarter as the dry bulk shipping market saw increased demand, combined with port congestion and a tight Atlantic market. The quarter was also characterized by rate volatility, which could be an early sign of a recovering market. Our results improved in the fourth quarter, and better rates will also have a positive impact on our results for the first quarter of 2017. Against this market backdrop, we continued to execute on our strategic plan by achieving further deferrals of vessel deliveries and securing price reductions related to the deferred newbuildings."

Per Heiberg, Chief Financial Officer of Golden Ocean Management AS, added:

"As earnings have strengthened and are now above the levels anticipated in our first quarter 2016 restructuring, we expect that a cash sweep will be triggered in the second quarter of 2017.  Given our significant leverage to an improving market, any sustained period of market strength will allow us to begin to deleverage the Company's balance sheet."

Fourth Quarter and Full Year 2016 Results

The Company reports net income of $6.5 million and earnings per share of $0.06 for the fourth quarter compared with a net loss of $26.7 million and a loss per share of $0.25 for the third quarter.

Net operating income of $1.4 million in the fourth quarter improved by $17.8 million compared with the prior quarter, driven by an increase in our average daily vessel earnings (or time charter equivalent income, or "TCE"2). Operating revenues of $86.2 million increased by $15.2 million in the fourth quarter compared to the prior quarter as the Company achieved higher freight rates in an improved market environment. Voyage expenses decreased by $4.2 million compared with the prior quarter, mainly due to a relative increase in time charter activity. Ship operating expenses of $27.2 million decreased slightly compared with the prior quarter following two dry dockings completed in the prior quarter and no dry dockings in the fourth quarter. Charterhire expenses of $14.3 million increased by $1.8 million in the fourth quarter mainly due to slightly higher short term charter-in activity. Administrative and depreciation expenses were overall stable between quarters.

1Adjusted earnings before interest, taxes, depreciation and amortization. A reconciliation of the differences between the non-GAAP measure and the most directly comparable GAAP measure is included in the back part of the earnings report.
2 TCE is defined as operating revenues less voyage expenses (primarily port costs, bunkers  and commission).

Golden Ocean Group Ltd, 4th Quarter 2016

Total other income of $4.9 million in the fourth quarter represented an improvement of $15.2 million compared with the prior quarter. This improvement was mainly related to an increase in the fair value of the Company's interest rate swaps following the positive development of US interest rates in the quarter.

Net loss for the full year 2016 was $127.7 million compared with a net loss of $220.8 million in 2015. In 2016, net operating loss was $70.3 million compared with a net operating loss of $234.9 million in the prior year that was significantly impacted by a vessel impairment of $152.6 million and a loss on sale of assets of $10.8 million. Total other expenses in 2016 of $57.6 million increased by $71.8 million net, compared to 2015. This increase was significantly impacted by the non-recurring gain of $78.9 million in 2015 related to the merger between Knightsbridge Shipping Ltd and former Golden Ocean Group Ltd.

Cash and cash equivalents increased by $34.6 million in the fourth quarter, following an operating cash flow contribution of $17.6 million. In addition, the net cash flow from investing activities was positive $18.2 million, primarily due to a $12.7 million net cash contribution from the sale of the Front Mediterranean and a $13.5 million release of restricted cash deposits as the value of the Company's portfolio of interest rate swaps increased in the quarter, offset by $7.8 million paid in installments on undelivered newbuildings.  Net cash outflow from financing activities was $1.2 million.

Fleet development and newbuilding program

In October 2016, the Company took delivery of the Capesize newbuilding Front Mediterranean and immediately sold and delivered the vessel to its new owner. A final installment of $33.5 million was paid in connection with delivery of the vessel. The agreed net sale price was $46.2 million, resulting in net cash flow of $12.7 million in the fourth quarter.

As part of the Company's current strategy of deferring capital expenditures when prudent and achievable, the Company has progressed its discussions regarding the further postponement of vessel deliveries. All vessels previously reported as scheduled for delivery in the fourth quarter of 2016 were postponed and delivered in the first quarter of 2017. In addition, in January 2017, the Company agreed to further postpone all remaining newbuildings until the first quarter of 2018. These agreements are still subject to final acceptance from the yard's refund banks. In aggregate the Company has achieved price reductions of $15.3 million for its remaining ten newbuildings through negotiations with the yards.

In January 2017, the Company took delivery of two Ultramax newbuildings, Golden Virgo and Golden Libra, and paid a total of $31.8 million in final installments. No debt was drawn in relation to these vessels.

In February 2017, the Company took delivery of two Capesize newbuildings, Golden Surabaya and Golden Savannah. Final installments of $ 69.2 million were paid in total, and $50 million was drawn down in debt.

At the date of this report, the Company has six vessels under construction and outstanding contractual commitments of $193.4 million, of which $19.5 million is due in 2017 and $173.9 million is due in 2018. The Company's outstanding commitments are nonrecourse to the parent company.

In February 2017, the Company fixed out two Capesize vessels on one year time charter contracts with an average gross rate of $14,175 per day.

Golden Ocean Group Ltd, 4th Quarter 2016

Corporate

On October 24, 2016, the Company issued an aggregate of 19,954 common shares, par value $0.05 per share, in connection with the Company's 2010 Equity Incentive Plan ("Plan") and the restricted stock unit award agreements related to the Plan. As a result of the share issue, there are no outstanding awards under the Plan.

On November 11, 2016, the Company announced that 700,000 share options have been issued to senior management in accordance with the terms of the Company's share option scheme. The share options have a five-year term and will vest in equal amounts over a three-year vesting period. The exercise price of $4.20 per share will be adjusted for any distribution of dividends made before the relevant options are exercised.

As of December 31, 2016, the Company had 105,965,192 common shares outstanding, each with a par value of $0.05, and share capital of $5,298,260.

The Dry Bulk Market

Global dry bulk demand as measured in tonne-miles continued to increase during the fourth quarter of 2016, with year on year growth for the quarter of 1.4%. For the full year, tonne-mile demand for dry bulk commodities increased by 2.1% compared to 2015.

Rates increased for all vessel sizes in the fourth quarter of 2016 compared to the prior quarter and were also above reported levels for the fourth quarter of 2015. The table below shows observed gross rates as reported by the Baltic Exchange for various time periods:

USD/day (gross)	Q4-16	Q3-16	Q4-15	Avg-2016
Capesize (CS4TC)	11,665	6,882	7,055	6,374
Panamax (PM4TC)	8,643	5,741	4,521	5,562
Supramax (SM6TC)	8,317	7,064	5,779	6,236

Global fleet utilization (calculated as total demand in tonne mile transported divided by total available fleet capacity) increased according to Maritime Analytics to 83% during the fourth quarter from 81% in the third quarter of this year.  We estimate that fleet utilization averaged between 81% and 82% for the full year.

Iron ore has been the strongest driver of demand, with year over year growth of almost 6%. The growth in iron ore demand was the result of strong steel production and consumption in China coupled with China's continued substitution of domestically produced iron ore with imports. Steel prices have held up and steel margins have remained healthy despite a strong increase in commodity prices, as demand for infrastructure development and real estate continues. Notably, steel exports from China dropped towards the end of 2016, an indication that the domestic demand was firm.

Seaborne transportation of thermal coal dropped during the first half of 2016, but with an increase of 5.6% year on year in the fourth quarter of 2016 following cuts in Chinese domestic production and a cold winter, the year as a whole ended flat compared to 2015.

Transportation of minor bulks increased by 1% in 2016 with a mix of negative growth for some commodities and strong growth for others. Agricultural products transportation remained unchanged compared to 2015 when measuring in tonne-miles as increased volume was offset by slightly shorter sailing distances.

The global dry bulk fleet continued to grow in the fourth quarter, albeit at a slower pace, with deliveries of 7.2 million dwt, a decrease of 2.5 million dwt from the prior quarter. According to SSY, deliveries totaled 47.0 mdwt in 2016, nearly unchanged from the 48.6 mdwt delivered in 2015.  Notably, only 56% of the 85.4 mdwt order book originally scheduled for delivery in 2016 actually delivered in 2016. This seems to indicate that the size of the orderbook may significantly exceed actual deliveries.

Golden Ocean Group Ltd, 4th Quarter 2016

We have increasingly observed this trend of decline in the orderbook that is not accounted for by vessel deliveries.  As an example, between October and December alone, 7 mdwt was removed from the orderbook, presumably the result of old orders that have not materialized. According to ViaMar and IHS-Seaweb, of the remaining order book of 77 mdwt at the start of 2017, 53 mdwt is scheduled for delivery in 2017, 14.9 mdwt in 2018 and the rest in 2019 and 2020. Out of the scheduled volume for delivery in 2017, 20.8 mdwt is launched and very likely to be delivered during the early part of 2017, 17.3 mdwt is under construction and 14.8 mdwt has not commenced construction. Of the 39.9 mdwt scheduled for delivery first half of 2017, 19.5 are likely to be delayed based on their progress.

Scrapping activity was relatively muted towards the end of 2016, following the trend from the third quarter when the rate environment began to show signs of improvement. In total, 29.6 mdwt were scrapped in 2016, of which 23.9 mdwt were scrapped during the first half of the year and 5.7 mdwt were scrapped during the second half of the year. More than 3 mdwt has reportedly been sold for scrap so far in 2017, and scrapping is expected to increase again in the first half of the year. Scrapping volumes in 2017 will likely be dependent on the development in freight rates, although regulations for ballast water treatment systems that will become effective in September of this year may accelerate scrapping of older vessels.

The current order book as a percentage of the global fleet is at the lowest level in past fifteen years. With a good part of the current order book expected to be delivered first half of 2017 and if new orders continue to be limited the order book as a percentage of the global fleet will continue to drop to new lows.  Virtually no new orders have been placed since the first half of 2016.

Stronger spot rates in the fourth quarter have encouraged activity in the S&P market and had a positive impact on asset values. Supramax and Kamsarmax resale prices have increased and are now approaching newbuilding prices, although Capesize resale prices have lagged newbuilding prices. The market remains extremely liquid across the various ship types with many transactions reported.

Strategy and Outlook

Golden Ocean made further progress on the strategy set forth in the first quarter of 2016 by successfully obtaining further postponements of remaining vessels under its newbuilding program and achieving purchase price reductions. The Board is pleased to have received support from our shipyards in this process.

The market during the fourth quarter of 2016 was the strongest since the fourth quarter of 2014 across all vessel sizes. Based on the market conditions thus far in the first quarter and the corresponding lagging effect of the vessel earnings, we expect our first quarter operating results to be slightly lower than the fourth quarter. With the combined effect of negotiated delays on our newbuilding program, reduction in capital expenditure and revenues that exceed earlier projections we expect to prepay part of the deferred debt repayments during the second quarter of 2017 through the cash sweep mechanism included in the financial plan.

Golden Ocean continues to operate the majority of its fleet in the spot market in order to maintain the Company's leverage to an improving rate environment. We have also enhanced our commercial capabilities through an expansion of our relationship with the partners of Capesize Chartering, with the establishment of a Newcastlemax pool and participation in a Supramax pool. Our spot market exposure is partially offset by some contract coverage for the winter period for our ice class Panamax vessels, and recently secured one year time charter contracts for two Capesize vessels.

The volatility experienced in the fourth quarter is a positive indication that the market may be in the beginning of a recovery. However, newbuilding vessels will be added to the fleet in the first half of 2017, and there will be periods of seasonality throughout the year. Although scrapping has picked up, we expect to see positive net fleet growth at the start of 2017. We are encouraged, however, that the order book in percentage of the fleet is at it's lowest in at least fifteen years.  Absent a dramatic increase in scrapping, a continued low order book is a condition necessary to further reduce the market imbalance and support a prolonged recovery. Demand growth in 2016 was higher than expected on strong imports to China of both iron ore and coal. While there are signs of decreasing stimuli in China there are positive signs for steel production in the rest of the world, and a more diversified improvement in the global economy should support demand growth in 2017. Based on cautious estimates for demand growth combined with low fleet growth, utilization should continue to improve going forward.

Golden Ocean Group Ltd, 4th Quarter 2016

Forward Looking Statements

Matters discussed in this report may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements, which include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. Words such as "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements. The forward-looking statements in this report are based upon various assumptions.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. The information set forth herein speaks only as of the date hereof, and we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter hire rates and vessel values, changes in demand in the dry bulk market, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our  vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents, political events or acts by terrorists, and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.

The Board of Directors
Golden Ocean Group Limited
Hamilton, Bermuda
February 28, 2017

Questions should be directed to:
Birgitte Ringstad Vartdal: Chief Executive Officer, Golden Ocean Management AS
+47 22 01 73 53

Per Heiberg: Chief Financial Officer, Golden Ocean Management AS
+47 22 01 73 45

Golden Ocean Group Ltd, 4th Quarter 2016

Interim Financial Information

Fourth Quarter 2016 and Year End Financial Information

Index

Condensed Consolidated Income Statement and Statement of Comprehensive Income

Condensed Consolidated Balance Sheet

Condensed Consolidated Cash Flow Statement

Condensed Consolidated Statement of Changes in Equity

Selected Notes to the Unaudited Condensed Consolidated Financial Statements

Golden Ocean Group Ltd, 4th Quarter 2016

CONDENSED CONSOLIDATED INCOME STATEMENT (UNAUDITED)
2016 Oct-Dec	2016 Jul-Sep	2015 Oct-Dec	(in thousands of $, except per share data)	2016 Jan-Dec	2015 Jan-Dec
86,222	71,007	57,129	Operating revenues	257,808	190,238

78	56	(8,524)	Gain (loss) on sale of newbuildings and amortization of deferred gain	300	(10,788)

			Operating expenses
23,876	28,068	20,729	Voyage expenses	89,886	78,099
27,202	27,975	25,495	Ship operating expenses	105,843	83,022
14,267	12,504	12,575	Charter hire expense	53,691	30,719
3,130	2,712	3,427	Administrative expenses	12,728	12,469
-	-	4,525	Impairment loss on vessels and newbuildings	985	152,597
-	-	4,729	Provision for uncollectible receivables	1,800	4,729
16,431	16,207	13,737	Depreciation	63,433	52,728
84,906	87,466	85,217	Total operating expenses	328,367	414,363
1,395	(16,403)	(36,611)	Net operating income (loss)	(70,258)	(234,913)
			Other income (expenses)
386	449	302	Interest income	1,666	849
(12,096)	(11,718)	(6,028)	Interest expense	(44,166)	(28,270)
-	-	(23,323)	Impairment loss on marketable securities	(10,050)	(23,323)
16,734	412	1,215	Gain (Loss) on derivatives	(675)	(6,939)
299	130	(4,456)	Equity results of associated companies, including impairment	(2,523)	(5,033)
-	-	-	Bargain purchase gain arising on consolidation	-	78,876
(445)	425	(176)	Other financial items	(1,860)	(1,897)
4,879	(10,302)	(33,466)	Total other (expenses) income	(57,607)	14,263
203	(29)	(189)	Income tax expense	155	(189)
6,476	(26,734)	(69,267)	Net income (loss)	(127,711)	(220,839)

0.06	(0.25)	(2.01)	Basic and diluted earnings per share ($)	(1.34)	(7.30)

CONDENSED CONSOLIDATED INCOME STATEMENT (UNAUDITED)
2016 Oct-Dec	2016 Jul-Sep	2015 Oct-Dec	(in thousands of $)	2016 Jan-Dec	2015 Jan-Dec

6,476	(26,734)	(69,267)	Net income (loss)	(127,711)	(220,839)
2,054	866	(12,570)	Unrealized gains (losses) from marketable securities	(7,763)	(23,323)
-	-	23,323	Impairment losses reclassified to the income statement	10,050	23,323
-	-	-	Foreign exchange losses	-	-
2,054	866	(10,753)	Other comprehensive income (loss)	2,287	-

8,530	(25,868)	(58,513)	Comprehensive income (loss)	(125,424)	(220,839)

The accompanying selected notes are an integral part of these unaudited condensed consolidated financial statements

Golden Ocean Group Ltd, 4th Quarter 2016

CONDENSED CONSOLIDATED BALANCE SHEET (UNAUDITED)
(in thousands of $)	2016 Dec 31	2016 Sep 30	2015 Dec 31

ASSETS
Short term
Cash and cash equivalents	212,942	178,299	102,617
Restricted cash	315	13,920	351
Other current assets	86,674	92,925	100,692
Long term
Restricted cash	53,797	53,714	48,521
Vessels, net	1,758,939	1,774,933	1,488,205
Vessels under capital lease, net	2,956	3,182	8,354
Newbuildings	180,562	190,600	338,614
Other long term assets	65,437	68,930	85,515
Total assets	2,361,621	2,376,503	2,172,869
LIABILITIES AND EQUITY
Short term
Current portion of long-term debt and obligations under capital lease	4,858	4,766	36,129
Other current liabilities	38,747	63,761	43,908
Long term
Long-term debt and obligations under capital lease	1,071,092	1,069,522	925,648
Other long term liabilities	8,212	8,346	8,540

Equity	1,238,712	1,230,108	1,158,644
Total liabilities and equity	2,361,621	2,376,503	2,172,869

The accompanying selected notes are an integral part of these unaudited condensed consolidated financial statements

Golden Ocean Group Ltd, 4th Quarter 2016

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN CASHFLOWS (UNAUDITED)
2016 Oct-Dec	2016 Jul-Sep	2015 Oct-Dec	(in thousands of $)	2016 Jan-Dec	2015 Jan-Dec

			OPERATING ACTIVITIES
6,476	(26,734)	(69,268)	Net income (loss)	(127,711)	(220,839)
			Adjustments to reconcile net loss to net cash used in operating activities;
16,783	16,558	13,973	Depreciation and amortization of deferred charges	64,778	54,290
-	-	4,525	Impairment loss on vessels	985	152,597
-	-	23,323	Impairment loss on securities	10,050	23,323
(78)	(56)	8,492	(Gain) loss on sale of newbuildings and amortization of deferred gain	(300)	10,788
-	-	-	Loss on sale of marketable securities	203	-
-	-	-	Bargain purchase gain arising on consolidation	-	(78,876)
(299)	(130)	(144)	Results from associated companies	381	433
-	-	4,600	Impairment of associated company	2,142	4,600
6,372	8,134	7,261	Amortization of favorable time charter contracts	27,277	23,714
(169)	(170)	(170)	Amortization of unfavorable time charter contracts	(674)	(1,399)
2,478	2,424	177	Amortization of other fair value adjustments, net	9,437	6,479
(21,321)	(4,155)	1,369	Other	(8,189)	10,030
7,001	(99)	(299)	Change in operating assets and liabilities	(1,432)	33
17,623	(4,228)	(6,161)	Net cash from (used in) operating activities	(23,054)	(14,827)

			INVESTING ACTIVITIES
13,522	2,274	1,888	Change in restricted cash	(5,240)	4,052
(41,586)	(22,914)	(65,339)	Additions to newbuildings and fixed assets	(267,535)	(519,013)
46,252	3,464	46,215	Proceeds from the sale of fixed assets	97,837	381,723
-	-	-	Proceeds from sale of marketable securities	125	-
-	-	-	Refund of newbuilding installments	-	40,148
-	-	-	Investment in associated company	(754)	-
-	-	-	Dividends received from associated company	256	88
-	-	-	Purchase of investments	-	(32,159)
-	-	-	Cash acquired on purchase of SPCs	-	108,645
-	-	-	Cash acquired upon merger with the Former Golden Ocean	-	129,084
18,188	(17,176)	(17,236)	Net cash (used in) provided by investing activities	(175,310)	112,568

			FINANCING ACTIVITIES
-	-	(11,446)	Repayment of long-term debt	(22,219)	(244,338)
-	-	-	Proceeds from long term debt	142,200	215,975
-	-	-	Net proceeds from share issuance	205,354	-
-	-	-	Debt fees paid	(898)	(3,825)
(1,168)	(11,070)	(1,725)	Repayment of capital leases	(15,749)	(5,157)
(1,168)	(11,070)	(13,171)	Net cash provided by (used in) financing activities	308,688	(37,345)

34,643	(32,474)	(36,568)	Net change in cash and cash equivalents	110,324	60,396
178,299	210,773	139,185	Cash and cash equivalents at start of period	102,617	42,221
212,942	178,299	102,617	Cash and cash equivalents at end of period	212,942	102,617

The accompanying selected notes are an integral part of these unaudited condensed consolidated financial statements

Golden Ocean Group Ltd, 4th Quarter 2016

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)
(in thousands of $, except number of shares)	2016 Jan-Dec	2015 Jan-Dec

Number of shares outstanding*
Balance at beginning of period	34,534,579	16,024,310
Shares issued	71,430,612	18,522,116
Cancellation of shares		(11,846)
Balance at end of period	105,965,192	34,534,579

Share capital
Balance at beginning of period	1,727	801
Shares issued	3,572	926
Balance at end of period	5,298	1,727

Additional paid in capital
Balance at beginning of period	-	772,863
Shares issued	201,783	433,526
Value of vested options in Former Golden Ocean	-	927
Stock option expense	81	40
Restricted stock unit expense	-	93
Transfer to contributed capital surplus	-	(1,207,448)
Balance at end of period	201,863	-

Contributed capital surplus
Balance at beginning of period	1,378,764	111,613
Contribution from shareholder	-	59,746
Stock option expense	53	60
Restricted stock unit expense	5	(102)
Transfer from additional paid in capital	-	1,207,448
Balance at end of period	1,378,821	1,378,764

Other comprehensive income (loss)
Balance at beginning of period	-	-
Net loss	2,287	-
Balance at end of period	2,287	-

Retained deficit
Balance at beginning of period	(221,846)	(1,008)
Net loss	(127,711)	(220,839)
Balance at end of period	(349,557)	(221,846)
Total equity	1,238,712	1,158,644
*Number of shares outstanding have been retrospectively adjusted for the 1 to 5 reverse split, including fractional shares, effectuated in August 2017.

The accompanying selected notes are an integral part of these unaudited condensed consolidated financial statements

Golden Ocean Group Ltd, 4th Quarter 2016

SELECTED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1.  GENERAL

Golden Ocean Group Limited (the "Company" or "Golden Ocean") is a Bermuda based shipping company specializing in the transportation of dry bulk cargoes. The Company's ordinary shares are listed on the Nasdaq Global Select Market and the Oslo Stock Exchange.

2.  ACCOUNTING POLICIES

Basis of accounting
The condensed consolidated financial statements are stated in accordance with accounting principles generally accepted in the United States. The condensed consolidated financial statements do not include all of the disclosures required in the annual and interim consolidated financial statements, and should be read in conjunction with the Company's annual financial statements included in the Company's annual report on Form 20-F for the year ended December 31, 2015, which was filed with the Securities and Exchange Commission on April 14, 2016.

As a result of rounding adjustments, the figures in one or more columns may not add up to the total of that column.

Significant accounting policies
The accounting policies adopted in the preparation of the condensed consolidated financial statements are consistent with those followed in the preparation of the Company's annual financial statements for the year ended December 31, 2015, except for the retrospective implementation of the changes relating to the presentation of deferred charges as outlined in Accounting Standards Update 2015-03.

3.  EARNINGS PER SHARE

Earnings per share amounts for the three and twelve months ended December 31, 2016 are based on the weighted average number of shares outstanding of 105,959,987 and 95,237,611, respectively. Earnings per share amounts in comparative periods have been restated for the effect of the 1-for-5 reverse share split completed in August 2016.

4.  AMORTIZATION OF LONG TERM TIME CHARTER CONTRACTS

Operating revenues in the twelve months ended December 31, 2016 have been reduced by $27.3 million as a result of the amortization of favourable time charter-out contracts, which were acquired as a result of the merger between Knightsbridge Shipping Ltd and former Golden Ocean Group Ltd on March 31, 2015 and were valued at $127.1 million. Charter hire expense in the same period has been reduced by $0.7 million as a result of the amortization of unfavourable time charter-in contracts, which were acquired as a result of the merger and were valued at $7.6 million. The net effect was a $26.6 million reduction in net income in the twelve months ended December 31, 2016.

5.  NEWBUILDINGS

In January 2016, the Company took delivery of Golden Barnet, Golden Bexley, Golden Scape and Golden Swift, two Capesize and two Newcastlemax dry bulk newbuildings. Final installments of $112.6 million, in aggregate, were paid and $117.2 million was drawn down in debt.

In February 2016, the Company took delivery of, and simultaneously sold (further to a prior agreement), Front Caribbean and chartered the vessel in for a period of twelve months. The final installment of $33.4 million was paid upon delivery and sales proceeds of $46.2 million were received at the same time. There was no related debt. The vessel was redelivered to owners in December 2016.

Golden Ocean Group Ltd, 4th Quarter 2016

In May 2016, the Company took delivery of Golden Fulham, a Capesize newbuilding. A final installment of $41.1 million was paid in connection with delivery of the vessel, and $25.0 million was drawn down in debt.

In August 2016, the Company took delivery of Golden Leo, a Ultramax newbuilding. A final installment of $15.7 million was paid in connection with delivery of the vessel. There is no related debt.

In October 2016, the Company took delivery of the Capesize newbuilding Front Mediterranean and immediately sold and delivered the vessel to its new owner. The agreed net sale price was $46.2 million, resulting in net cash flow of $12.7 million in the fourth quarter.

6.  VESSELS

Refer to Note 5 for details of newbuildings delivered and transferred to vessels in the twelve months ended December 31, 2016.

7.  VESSELS HELD UNDER CAPITAL LEASE

In May 2016, the owner of Golden Lyderhorn, which is chartered in by the Company and recorded as a vessel held under capital lease, notified the Company that they intended to exercise their option to sell the vessel to the Company for a net price of $9.5 million with intended delivery in August. The Company entered into an agreement to sell the vessel at the time of its re-delivery to the Company to an unrelated third party for net proceeds of $3.5 million and recorded an impairment loss of $1.0 million in the second quarter of 2016 in connection with this transaction. The vessel was delivered to the new owner on August 22, 2016.

8.  DEBT

In January 2016, the Company prepaid $4.2 million, in aggregate, on two loan facilities in order to comply with minimum value covenant requirements at December 31, 2015.

In February 2016, the Company agreed with its lenders to amend certain of the terms on the $420.0 million term loan facility, $425.0 million senior secured post-delivery term facility, $33.93 million credit facility, $82.5 million credit facility and the $284.0 million credit facility. For the period from April 1, 2016 to September 30, 2018 there will be no repayments on these facilities, a cash sweep mechanism will commence on September 30, 2016, the minimum value covenant is set at 100% with a subsequent increase to 125% or 135% (depending on the facility) on October 1, 2018 and anytime thereafter and the market adjusted equity ratio is waived. The Company also agreed that for the nine remaining newbuilding contracts where it had financing in the $425.0 million term loan facility, there will be a fixed draw down of $25.0 million per vessel subject to compliance with the minimum value covenant of 100% for the period. The margins on the loans are unchanged and average 2.3%, however, we will pay an increased margin of 4.25% for the deferred repayments under the loan facilities. The Company will resume repayment of each loan on October 1, 2018 based on the repayment model as if October 1, 2018 was April 1, 2016 regardless of any repayment made during the period in accordance with the new cash sweep mechanism and without affecting the final maturity date. As of December 31, 2016 the deferred repayments under the loan facilities amounted to $38.5 million. Based on the improved cash position and amended terms on the outstanding newbuildings, the Company expects to prepay part of the deferred debt repayments during the second quarter of 2017 through the cash sweep mechanism set in place during the restructuring in first quarter 2016. Subject to market development and working capital changes in the first quarter of 2017, the Company estimates prepayment of the December 31, 2016 deferred repayment balance under the loan facilities.

In the twelve months ended December 31, 2016, a total $142.2 million was drawn down under its $425.0 million senior secured post-delivery term loan facility in connection with the delivery of five newbuildings. Of the total $142.2 million, $25.0 million was drawn down in the second quarter and $117.2 million in the first quarter, respectively.

Golden Ocean Group Ltd, 4th Quarter 2016

The Company has recorded debt issuance costs (i.e. deferred charges) of $5.3 million at December 31, 2016 as a direct deduction from the carrying amount of the related debt rather than as an asset following its adoption of Accounting Standards Update 2015-30 and has this applied on a retrospective basis to all prior periods presented.

9.  SHARE CAPITAL

In February 2016, the Company announced a private placement of 343,684,000 new shares, or the Private Placement Shares, at NOK 5.00 per share, generating gross proceeds of NOK 1.7 billion (approximately $200 million), in order to fulfil the equity requirement in our amended loan agreements. The conversion price on the $200 million convertible bond, or the Convertible Bond, was adjusted in accordance with clause 14.6 of the Bond Agreement from $19.93 to $17.63 per share effective from February 23, 2016 as a result of the private placement. As the Company's existing unused authorized share capital was not sufficient to issue all the Private Placement Shares, the Company's shareholders approved an increase of authorized share capital to $6,000,000.00 divided into 600,000,000 common shares of $0.01 par value each.

In February 2016, the Company announced a subsequent offering, or the Subsequent Offering, of up to 34,368,400 new common shares for gross proceeds of up to NOK171,842,000 (approximately $20 million). Ultimately, 13,369,291 new common shares, or the Subsequent Offering Shares, were issued in connection with the Subsequent Offering for gross proceeds of NOK 66,846,455 (approximately $7.8 million). In total,  net proceeds from the private placement were $205.4 million comprising $208.0 million gross proceeds from the placement net of issue costs of $2.6 million.

On August 1, 2016 the Company completed a 1-for-5 reverse share split of the Company's ordinary shares, whereby every five shares of the Company's issued and outstanding ordinary shares with par value $0.01 per share were automatically combined into one issued and outstanding ordinary share par with value $0.05 per share. The reverse share split reduced the number of outstanding common shares from 529,728,928 to 105,945,238.

On September 23, 2016 the Company increased its authorized share capital from $6,000,000 divided into 120,000,000 common shares of $0.05 par value each to $7,500,000 divided into 150,000,000 common shares of $0.05 par value each by the authorization of an additional 30,000,000 common shares of $0.05 par value each.

On October 24, 2016 the Company issued an aggregate of 19,954 common shares, par value $0.05 per share, in connection with the Company's 2010 Equity Incentive Plan (the "Plan") and the restricted stock unit award agreements related to the Plan. As a result of the share issuance, there are currently no outstanding awards under the Plan.

On November 11, 2016 the Company announced that 700,000 share options have been issued to senior management in accordance with the terms of the Company's share option scheme. The share options will have a five-year term and will vest in equal amounts over a three-year vesting period. The exercise price of $4.20 will be adjusted for any distribution of dividends made before the relevant options are exercised

On December 31, 2016 the Company has 105,965,192 common shares outstanding, each with a par value of $ 0.05 and its share capital is $5,298,260.

Golden Ocean Group Ltd, 4th Quarter 2016

10.  COMMITMENTS AND CONTINGENCIES

As of December 31, 2016 the Company had ten vessels under construction and outstanding contractual commitments of $303.2 million due in 2017. The Company's outstanding commitments are primarily nonrecourse to the parent company.

With reference to note 11 and subsequent to the quarter end, the Company took delivery of four newbuildings and paid $101.0 million in final installments.

11.  SUBSEQUENT EVENTS

On January 6th, 2017 the Company took delivery of Golden Virgo and paid a final installment of $15.9 million. There is no related debt on the vessel.

On January 20th, 2017 the Company took delivery of Golden Libra and paid a final installment of $15.9 million. There is no related debt on the vessel.

On February 13th, 2017 the Company took delivery of Golden Surabaya and Golden Savannah and paid final   installments of $ 69.2 million in total and $50.0 million in debt was drawn down.

In January 2017, the Company agreed to further postpone all remaining newbuildings until the first quarter of 2018. These agreements are still subject to final acceptance from the yard's refund banks.

Golden Ocean Group Ltd, 4th Quarter 2016

Reconciliation of Net Income (Loss) to EBITDA and Adjusted EBITDA (Earnings before Interest Taxes Depreciation and Amortization)

EBITDA represents net income (loss) plus net interest expense, income tax expense and depreciation and amortization. Adjusted EBITDA represents EBITDA adjusted to exclude the items set forth in the table below, which represent certain non-cash other items that we believe are not indicative of the ongoing performance of our core operations. EBITDA and Adjusted EBITDA are used by analysts in the shipping industry as common performance measures to compare results across peers. EBITDA and Adjusted EBITDA are not items recognized by accounting principles generally accepted in the United States of America ("GAAP"), and should not be considered in isolation or used as alternatives to net income, operating income, cash flow from operating activity or any other indicator of our operating performance or liquidity required by GAAP.

Our presentation of EBITDA and Adjusted EBITDA is intended to supplement investors' understanding of our operating performance by providing information regarding our ongoing performance that exclude items we believe do not directly affect our core operations and enhancing the comparability of our ongoing performance across periods. Our management considers EBITDA and Adjusted EBITDA to be useful to investors because such performance measures provide information regarding the profitability of our core operations and facilitate comparison of our operating performance to the operating performance of our peers. Additionally, our management uses EBITDA and Adjusted EBITDA as measures when reviewing the Company's operating performance. While we believe these measures are useful to investors, the definitions of EBITDA and Adjusted EBITDA used by us may not be comparable to similar measures used by other companies.

We present Adjusted EBITDA in addition to EBITDA because Adjusted EBITDA eliminates the impact of additional non-cash and other items not associated with the ongoing performance of our core operations. To derive adjusted EBITDA, we have excluded certain gains/losses such as those related to sale of vessels, bargain purchase gain arising on consolidation, impairments on vessels and marketable securities, mark to market of derivatives and other financial items that we believe further reduce the comparability of the ongoing performance of our core operations across periods.

(in thousands of $)	2016 Oct-Dec	2016 Jul-Sep	2015 Oct-Dec	2016 Jan-Dec	2015 Jan-Dec
Net income (loss)	6 476	(26 737)	(69 267)	(127 711)	(220 839)
Interest income	(386)	(450)	(302)	(1 666)	(849)
Interest expense	12 096	11 718	6 028	44 166	28 270
Income tax expense	(203)	29	189	(155)	189
Depreciation expense	16 431	16 207	13 737	63 433	52 728
Amortization of favorable charter party contracts	6 372	8 134	7 261	27 277	23 714
Amortization of unfavorable charter party contracts	(169)	(169)	(169)	(674)	(1 399)
Amortization of deferred charges	351	351	204	1 345	1 561
Earnings before Interest Taxes Depreciation and Amortization	40 986	9 083	(42 319)	6 015	(116 625)
Bargain purchase gain	-	-	-	-	(78 876)
Gain/(Loss) on sale of assets and deferred gains	(78)	(56)	8 524	(300)	10 788
Vessel impairment loss	-	-	4 525	985	152 597
Mark to market of derivatives	(16 734)	(411)	1 215	675	6 938
Impairment loss on marketable securities	-	-	23 323	10 050	23 323
Other financial items	53	(44)	(45)	404	151
Adjusted Earnings before Interest Taxes Depreciation and Amortization	24 209	8 571	(4 777)	17 828	(1 704)

Golden Ocean Group Ltd, 4th Quarter 2016